Exhibit 99.2

VIVENDI
  UNIVERSAL
[LOGO]

                          VIVENDI UNIVERSAL ANNOUNCES
             AN OFFER TO PURCHASE FOR CASH ANY AND ALL OUTSTANDING


9.25% SENIOR NOTES DUE 2010  (92852EAA3/US92852EAA38; F7063CAF 3/USF7063CAF35; 92852EAG0/US92852EAG08)
6.25% SENIOR NOTES DUE 2008  (92852EAE5/US92852EAE59; F7063CAL0/USF7063CAL03; 92852EAH8/US92852EAH80)
9.50% SENIOR NOTES DUE 2010  (XS0165785766; XS0165785683; XS0173797803)
6.25% SENIOR NOTES DUE 2008  (XS0172035924; XS0172035841; XS0181803916)

           FOR AGGREGATE CONSIDERATION NOT TO EXCEED E1,000,000,000
                                      AND
                             CONSENT SOLICITATION

     Paris, May 25, 2004 - Vivendi Universal S.A. (the "Company") announced the commencement on May 25, 2004 of a tender offer (the "Tender Offer") for aggregate cash consideration not to exceed E1,000,000,000 for any and all of its outstanding 9.25% Senior Notes due 2010 (the "9.25% Notes"), U.S. dollar-denominated 6.25% Senior Notes due 2008 (the "6.25% Dollar Notes"), 9.50%
Senior Notes due 2010 (the "9.50% Notes" and, together with the 9.25% Notes, the "2010 Notes") and euro-denominated 6.25% Senior Notes due 2008 (the "6.25%
Euro Notes" and, together with the 6.25% Dollar Notes, the "2008 Notes" and the 2008 Notes and 2010 Notes together, the "Notes," and each a "series" of Notes).

     The Notes will be purchased according to a priority of series (the
"Acceptance Priority Level") as set forth in the table below. All Notes having a higher Acceptance Priority Level will be accepted for purchase before any tendered Notes having a lower Acceptance Priority Level are accepted. Certain information to be used in determining the consideration payable in respect of each $1,000 principal amount, or E1,000 principal amount, as the case may be, of each series of Notes tendered, is also set forth in the table below.

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

         TITLE OF               OUTSTANDING       ACCEPTANCE        PURCHASE    CONSENT         TOTAL
         SECURITY             PRINCIPAL AMOUNT   PRIORITY LEVEL      PRICE(1)   PAYMENT(1)   COMPENSATION(1)
         --------             ----------------   --------------     ---------   -------      ---------------
9.25% Senior Notes due 2010    $935,000,000            1            $1,140.00    $30.00        $1,170.00
6.25% Senior Notes due 2008    $975,000,000            2            $1,015.00    $30.00        $1,045.00
9.50% Senior Notes due 2010    E325,000,000            3            E1,160.00    E30.00        E1,190.00
6.25% Senior Notes due 2008    E500,000,000            4            E1,042.50    E30.00        E1,072.50
(1) Per $1,000 principal amount, or E1,000 principal amount, as the case may be.

     Holders who tender their Notes on or prior to 5:00 p.m., New York City time, on Tuesday, June 8, 2004 (the "Consent Date") will receive the relevant Total Consideration (as set forth in the table above), subject to the terms and conditions set forth in the Offer to Purchase (as defined below). Holders who tender their Notes after 5:00 p.m., New York City time, on the Consent Date and at or prior to 12:00 midnight, New York City time, on Thursday June 24, 2004 (the "Expiration Date") will receive the relevant Purchase Price (as set forth in the table above), subject to the terms and conditions set forth in the Offer to Purchase. Accrued and unpaid interest on all tendered Notes accepted for payment will also be paid to, but not including, the settlement date for the Tender Offer, which will be promptly following the Expiration Date.

     The aggregate cash consideration in the Offer is limited to E1,000,000,000 (the "Maximum Tender Amount"). Notes that are validly tendered (and not withdrawn) on or prior to the Expiration Date may be subject to proration if the principal amount tendered exceeds the Maximum Tender Amount. The Offer is not conditioned on any minimum amount of Notes being tendered.

     Concurrently with the Tender Offer, the Company is soliciting (the "Solicitation" and together with the Tender Offer, the "Offer") consents (the "Consents") from holders of the Notes (collectively, the "Holders" and each a "Holder") to amendments to, and waivers under, the Indentures governing the 2010 Notes and the 2008


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Notes, that will eliminate substantially all of the restrictive covenants, certain events of default and related provisions contained in the Indentures (the "Proposed Amendments").

     The relevant Consent Payment (as set forth in the table above) is not conditioned upon the adoption of the Proposed Amendments with respect to a series of Notes, and the Tender Offer is not conditioned upon the receipt of the Requisite Consents.

     Adoption of the Proposed Amendments with respect to the 2010 Notes or the 2008 Notes requires the Consent of at least a majority in aggregate principal amount of the 2010 Notes, or the 2008 Notes, as the case may be, then outstanding (the "Requisite Consents"); provided, that the Proposed Amendments with respect to the 2010 Notes, or the 2008 Notes, as the case may be, will not become operative if the Company does not have sufficient funds to purchase all such 2010 Notes or 2008 Notes that are validly tendered in and not withdrawn from the Tender Offer. The 9.25% Notes and the 9.50% Notes vote together as a class for purposes of adopting the Proposed Amendments. The 6.25% Dollar Notes and the 6.25% Euro Notes vote together as a class for purposes of adopting the Proposed Amendments.

     If the Proposed Amendments are adopted with respect to a series of Notes, and all Notes of such series that are validly tendered in and not withdrawn from the Tender Offer are accepted for purchase, the Notes of such series that are not purchased will remain outstanding, but will be subject to the terms of the applicable Indenture as modified by the applicable Supplemental Indenture.

     Holders who validly tender Notes pursuant to the Offer on or prior to the Consent Date may withdraw such Notes at any time on or prior to the Consent Date. Once tendered, Notes may not be withdrawn after the Consent Date, except in limited circumstances. Holders who validly deliver Consents pursuant to the Offer may revoke such Consents prior to the time at which the Supplemental Indenture relating to the series of Notes to which those Consents relate becomes effective, which will be the date on which such Supplemental Indenture is executed. However, if a Consent is revoked, the Holder will not be eligible to receive the Consent Payment for those Notes. Any valid revocation of a Consent on or prior to the Consent Date will be deemed a withdrawal of the related Notes previously tendered pursuant to the Offer.

     Notwithstanding any other provision of the Offer, the Company's obligation to accept for purchase, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of certain general conditions as set forth in the Offer to Purchase. The Company, in its sole discretion, may waive any of the conditions of the Offer in whole or in part, at any time or from time to time.

     The Offer is being made solely pursuant to an Offer to Purchase and Consent Solicitation dated May 25, 2004 (the "Offer to Purchase"), which more fully sets forth and governs the terms and conditions of the Offer. The Offer to Purchase can be obtained (as well as additional information about the terms of the Offer, how to tender Notes and conditions to the Offer) by contacting the information agent (Global Bondholder Services Corporation (Toll free: +1
(866) 470-4500; +44(0)20-7864-9136; or (banks and brokers) +1 (212) 430-3774))
or the Dealer Managers (Banc of America Securities LLC (Toll free: +1 (888) 292-0070 or +1 (212) 847-5834) and J.P. Morgan Securities Inc. (Toll free: +1
(866) 834-4666; +1-212-834-4802; or +44 (0)207-7742-7506).

     This announcement does not constitute a recommendation regarding the Offer. Holders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

     Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as the Dealer Managers for the Offer.



Important disclaimers:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the Offer to Purchase and the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


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The Offer does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or "blue sky" laws.

The Notes not being listed in France, no documents relating to the Offer have been submitted to the clearance procedures of the French Autorite des marches financiers (AMF). The Notes have not been offered and will not be offered, directly or indirectly, to the public in France and the Offer will be made in the Republic of France only to qualified investors (investisseurs qualifies) as defined and in accordance with Articles L.411-1 and L.411-2 of French Code monetaire et financier and Decree no 98-880 dated October 1st, 1998 relating to offers to qualified investors. Furthermore, offering material relating to any Notes will not be distributed or caused to be distributed other than to those investors to whom offers of Notes may be made as described above.

The documents relating to the Offer described in this press release have not been submitted to the clearance procedures of Commissione Nazionale per le Societa e la Borsa (CONSOB) and are not directed to investors resident in Italy. No interests in the Notes are being offered, sold, purchased or delivered, no Consent is being solicited and neither the documents relating to the Offer nor any other offering or publicity material relating to the Offer described in this press release or the Notes is or will be distributed to Holders of the Notes who are Italian residents or who are located in Italy by Vivendi Universal or any of the Dealer Managers or any other person acting on its or their behalf. Accordingly, Holders of the Notes are hereby notified that, to the extent such Holders are Italian residents or are located in Italy, the Offer is not available to them and, as such, any electronic acceptance instruction or any other acceptance instruction in whatever form received from such persons shall be void.